VIA EDGAR

March 17, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Jeff Kauten and Joshua Shainess

Re:	ESAB Corporation
Registration Statement on Form 10-12B (File No. 001-41297)

Dear Messrs. Kauten and Shainess:

ESAB Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for its Registration Statement on Form 10-12B (File No. 001-41297) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 2:00 p.m., Eastern Time, on March 18, 2022, or as soon thereafter as is practicable, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

We request that we be notified of such effectiveness by a telephone call to Cathy A. Birkeland of Latham & Watkins LLP, the Company’s counsel, at (312) 876-7681, or by email to cathy.birkeland@lw.com.

[Signature page follows]

Sincerely,

ESAB CORPORATION

By:	/s/ Shyam P. Kambeyanda
Name:	Shyam P. Kambeyanda
Title:	President and Chief Executive Officer

cc:	Cathy A. Birkeland, Latham & Watkins LLP